

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2013

<u>Via Facsimile</u>
Alton D. Heckaman, Jr.
Chief Financial Officer
Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, TX 77060

      Re: **Swift Energy Company**
              Form 10-K for Fiscal Year Ended
              December 31, 2012
              Filed February 22, 2013
              File No. 001-08754

Dear Mr. Heckaman:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Brad Skinner

                             Brad Skinner
                             Senior Assistant Chief Accountant